Exhibit 99.4
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
First quarter 2009 operations review
15 April 2009
Chief executive Tom Albanese said: “First quarter production was in line with reduced market demand and iron ore was further affected by heavy rains. We have acted swiftly where necessary to reduce costs and conserve cash. Markets remain volatile and the timing of global economic recovery uncertain. We made good progress on divestments in the quarter with sales of $2.5 billion agreed. We remain committed to delivering the Chinalco transaction and our focus is on successfully navigating the regulatory processes before putting it to a shareholder vote.”
•	Rio Tinto’s first quarter global production of iron ore down 15 per cent on the first quarter of 2008 but in line with the previous quarter. Global iron ore guidance for 2009 remains around 200 million tonnes (100 per cent basis) with an expected recovery in Chinese steel demand in the second half of 2009.
•	Pilbara iron ore production of 36 million tonnes (29 million tonnes on an attributable basis), down 15 per cent on the first quarter of 2008 but stable compared with the prior quarter, was adversely impacted by severe weather conditions. Pilbara iron ore shipments of 39 million tonnes (100 per cent basis), down nine per cent on 2008.
•	Bauxite production down 19 per cent, alumina down two per cent and aluminium down six per cent, compared with the first quarter of 2008 following production cutbacks in response to the sharp fall in demand.
•	Mined copper production up nine per cent on the first quarter of 2008, following significant recovery in copper grades at Kennecott Utah Copper and Grasberg, partly offset by a further decline in copper grades and continued operational difficulties at Escondida.
•	Refined copper production up 33 per cent on the first quarter of 2008 resulting from improved performance and higher concentrate grades at Kennecott Utah Copper and higher throughput at Escondida.
•	Australian hard coking coal up 32 per cent on the first quarter of 2008. Australian thermal coal production was down two per cent on the same period.
•	Uranium production steady at 3.4 million pounds.
•	Minerals production contracted in line with market demand with borates and titanium dioxide feedstock down 27 per cent and nine per cent, respectively.
•	During the first quarter, Rio Tinto announced divestments totalling $2.5 billion, including $850 million for the undeveloped potash assets in Argentina and Canada, $750 million for the Corumbá iron ore operation in Brazil, $761 million for the Jacobs Ranch coal mine in the United States and $125 million for the Ningxia aluminium smelter in China. The Corumbá and Jacobs Ranch divestments remain subject to regulatory approval.
•	The Group’s financial position is consistent with the fourth quarter with no significant movement in net debt.

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All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share, unless otherwise stated
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q1 09	vs Q1 08	vs Q4 08
Hamersley	22,967	-15%	+4%
Hope Downs	1,707	+217%	+3%
Robe River	4,717	-34%	-10%
IOC (pellets and concentrate)	1,853	-13%	-19%
Pilbara operations
First quarter production of 36 million tonnes (29 million tonnes on an attributable basis) was consistent with the previous quarter, and represented a 15 per cent decrease on the corresponding quarter of 2008. Total shipments from the Pilbara during the first quarter totalled 39 million tonnes, 17 per cent higher than the previous quarter, and a nine per cent decline on the same quarter of 2008.
The Pilbara region experienced prolonged heavy rain during the quarter, including two metres of rain across the west and central Pilbara. Production at several mines was suspended or significantly hindered for up to a month. The mainline rail system was suspended for more than two weeks, preventing any in-loading at the ports. The Robe Valley line remained blocked for six weeks.
Wherever possible, the interruptions were exploited to bring forward maintenance or upgrades. The new shiploader at East Intercourse Island was successfully installed during this time.
Iron Ore Company of Canada (IOC)
Rio Tinto’s share of first quarter production at IOC was 0.9 million tonnes of concentrate, a four-fold increase on the same quarter of 2008, and one million tonnes of pellets, about half the total of the first quarter of 2008.
These figures highlighted the effect of a decision in late 2008 to suspend production from two pellet lines, as demand slumped in the wake of the global financial crisis. Production from a third pellet line has since been suspended, and a five-week summer shutdown will commence on 7 July. Market conditions may require an extension of the shut.
HIsmelt
There was no production from the HIsmelt pig iron plant in Western Australia during the first quarter, as the plant was put under care and maintenance. In March 2009, Rio Tinto and its joint venture partners announced that the plant is to be placed on a further programme of 12 months’ care and maintenance to April 2010, due to depressed global pig iron prices and poor market outlook.
Corumbá
In January 2009, Rio Tinto reached agreement to sell the Corumbá iron ore mine in Brazil and the associated river logistics operations in Paraguay for $750 million subject to receipt of the relevant regulatory approvals. Completion is expected in the second half of 2009.

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ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q1 09	vs Q1 08	vs Q4 08
Rio Tinto Alcan
Bauxite	6,965	-19%	-24%
Alumina	2,186	-2%	-6%
Aluminium	948	-6%	-4%
Bauxite
First quarter bauxite production was 19 per cent lower than the same quarter of 2008 with production at Weipa down 32 per cent. In April 2009, Rio Tinto Alcan announced the curtailment of annual production of bauxite at Weipa to 15 million tonnes (from 20 million tonnes in 2008) due to the sharp fall in alumina and aluminium demand and prices in recent months.
Alumina
First quarter alumina production was two per cent lower than the same quarter of 2008. In January 2009, Rio Tinto Alcan announced that production from the Vaudreuil and Gardanne refineries would be curtailed, reducing the annual production rate of alumina by around six per cent.
In April 2009, Rio Tinto Alcan announced that the Yarwun alumina refinery expansion will be slowed to reduce the rate of capital expenditure with a revised completion date in the second half of 2012.
Aluminium
First quarter aluminium production was six per cent lower than the same quarter of 2008. A steady performance at the Canadian smelters was outweighed by production cutbacks in Europe and New Zealand. The ramp-up of the Sohar smelter in Oman continued on schedule with 79,000 tonnes (100 per cent basis) of metal produced in the quarter.
In January 2009, Rio Tinto Alcan announced a further six per cent reduction in aluminium production, bringing the total reduction to approximately 11 per cent. This reduction includes the closure of the Beauharnois smelter in Quebec at the end of the second quarter, the anticipated ending of smelting operations at Anglesey Aluminium in September 2009 and the sale of the Ningxia smelter in China.
The Ningxia sale was completed in January 2009 for gross cash consideration of $125 million plus an additional $13 million for the cancellation of an expansion option right.

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COPPER
Rio Tinto share of production

	Q1 09	vs Q1 08	vs Q4 08
Kennecott Utah Copper
Mined copper (000 tonnes)	74.7	+67%	+17%
Refined copper (000 tonnes)	68.7	+32%	+17%
Molybdenum (000 tonnes)	2.0	-42%	+2%
Mined gold (000 ozs)	127	+84%	+25%
Refined gold (000 ozs)	108	+34%	+50%
Escondida
Mined copper (000 tonnes)	78.1	-33%	+18%
Refined copper (000 tonnes)	23.5	+49%	+7%
Grasberg JV
Mined copper (000 tonnes)	24.7	+1288%	+1288%
Mined gold (000 ozs)	51	n/a *	n/a *

*	There was no gold share allocated to Rio Tinto under the joint venture metal strip share in 2008.
Kennecott Utah Copper
First quarter production of mined copper and gold increased by 67 per cent and 84 per cent, respectively, compared with the same quarter of 2008. Following a decline in the molybdenum market, the mining sequence focused on delivery of copper and gold and yielded higher ore grades than in previous quarters.
Concentrate grade was also higher during the first quarter with the bulk flotation upgrade at the concentrator continuing to drive improvements in performance. The increase in both concentrate smelted and anodes produced in the first quarter compared with the first and fourth quarters of 2008 is primarily reflective of greater online times and improved concentrate grade. This has resulted in higher cathode and precious metal production at the refinery.
Escondida
Rio Tinto’s share of mined copper declined by 33 per cent compared with the first quarter of 2008 due to lower head grades and lower recoveries from a higher clay content in the ore. Grades are expected to recover over the course of 2009 to closer to the 2008 average.
Grasberg
Rio Tinto’s share of joint venture copper and gold was significantly higher than the first quarter of 2008 primarily attributable to higher throughput and improved ore grades. Freeport is due to release its 100 per cent operating data for the first quarter on 22 April 2009.
DIAMONDS
Rio Tinto share of production (000 carats)

	Q1 09	vs Q1 08	vs Q4 08
Argyle	4,404	+103%	-16%
Diavik	1,071	+0%	-31%
First quarter carat production at Argyle was more than double the same quarter of 2008 due to the processing of higher grade ore. In January 2009 Rio Tinto announced that the Argyle underground mining project will be slowed to critical development activities and the diamond processing facilities will undergo an extended maintenance shut of up to three months. This commenced in March.
First quarter production at Diavik was unchanged from the same quarter of 2008. In March 2009, Diavik announced that summer and winter production shutdowns of six weeks each will be implemented. During these shutdowns diamond production will temporarily cease and the mine will be placed on a care and maintenance schedule. Following these measures, Diavik is expected to produce between five and six million carats (100 per cent basis) of rough diamonds in 2009.

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ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q1 09	vs Q1 08	vs Q4 08
Rio Tinto Energy America	30,882	+1%	-9%
In March 2009, Rio Tinto announced that it had signed a conditional agreement to sell its Jacobs Ranch coal mine to Arch Coal, Inc. for a total cash consideration of $761 million. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals and is expected to take place during the second quarter of 2009.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q1 09	vs Q1 08	vs Q4 08
Rio Tinto Coal Australia
Hard coking coal	1,372	+32%	-37%
Other coal	5,315	-2%	-7%
Hard coking coal production from the Queensland coal operations increased by 32 per cent, compared with the same quarter of 2008 when heavy rains and consequent flooding disrupted production and transportation, particularly at Hail Creek. Production at Kestrel is forecast to reduce by 15 per cent in 2009 in response to the slowdown in the global steel industry.
Wet weather in the Hunter Valley in the first quarter of 2009 adversely impacted production of thermal coal. Lower semi-soft production was a response to weaker market demand.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay is expected to result in additional capacity from 2010.
Uranium
Rio Tinto share of production (000 lbs)

	Q1 09	vs Q1 08	vs Q4 08
Energy Resources of Australia	1,883	-6%	-24%
Rössing	1,477	+11%	-13%
Access to higher grade ores continued at Rössing compared with the first quarter of 2008. Lower head grade and lower mill recovery at ERA led to lower production in the quarter.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q1 09	vs Q1 08	vs Q4 08
Borates	111	-27%	-8%
Titanium dioxide feedstock	324	-9%	-12%
Minerals production in the first quarter continued to be affected by lower demand in line with reduced economic activity across all major regions.
In April 2009, QIT announced that it will be implementing a two month summer shutdown of its ilmenite mine and smelting operations in Canada as a response to the current market uncertainty. At Richards Bay one of the four furnaces will be out of operation for a period of five months for a planned rebuild. A general decline in production volumes of approximately 14 per cent across the Rio Tinto Iron & Titanium product portfolio is anticipated in 2009, compared with 2008.
During the quarter, Rio Tinto divested its undeveloped potash assets in Argentina and Canada for $850 million. The profit on disposal is expected to be recognised within underlying earnings within Energy & Minerals evaluation projects and is estimated to be $818 million pre-tax and $797 million post tax.

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EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2009 was $127 million compared with $159 million in the same period of 2008. During the quarter the Group realised $68 million (pre-tax) from the divestment of central exploration properties.
Exploration and evaluation expenditure across the Group has been scaled back in 2009, in line with the recent announcements on the Group’s commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010. The 2009 central budget for greenfield exploration has been cut by approximately 60 per cent to $100 million (before tax and divestment proceeds).
Exploration targets and inferred resources were released for the following projects:

Greenfield Projects	JORC Category
Eagle East	Exploration Target	2 – 3 million tonnes @ 0.8 – 0.9 per cent nickel

Tamarack South	Exploration Target	9 – 11 million tonnes @ 1.0 – 1.1 per cent nickel and 0.6 – 0.7 percent copper

Mutamba (Mozambique)	Exploration Target	7 – 12 billion tonnes @ 3 – 4.5 per cent Total Heavy Mineral

Bunder	Inferred Resource	37 million tonnes @ 0.74 carats per tonne

Jadar	Inferred Resource	115 million tonnes @ 1.8 per cent Li2O and 13.1 percent B2O3

Brownfield Sites
Bingham Canyon	Exploration Target	500 – 600 million tonnes @ 0.1 – 0.15 per cent molybdenum
Step-out drilling continued at the Tamarack nickel-copper prospect in Minnesota and identified significant extensions to the known mineralisation. The deposit has not been closed off by drilling and further holes will be required.
Fieldwork commenced on the Orientale iron ore project in north eastern Democratic Republic of Congo with a major airborne geophysical survey.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil.	Australia, Brazil, Guyana.

Copper and Diamonds	Copper: Tamarack South, US.	Copper: Chile, US, Peru. Diamonds: India, Canada, US, Democratic Republic of Congo.

Energy & Minerals	Coal: Altai Nuurs, Mongolia; Crowsnest, Canada. Minerals: Jadar lithium borates, Serbia.	Coal: Argentina, Canada, South Africa.

Iron Ore	Pilbara, Australia.	Brazil, Democratic Republic of Congo.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Bunder (diamonds, India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349
Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, US and South America
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Continues	Page 8 of 26
Rio Tinto production summary
Rio Tinto share of production

							% CHANGE
			QUARTER			FULL	Q1 09	Q1 09
			2008	2008	2009	YEAR	vs	vs
Principal commodities			Q1	Q4	Q1	2008	Q1 08	Q4 08

Alumina	(‘000 t)		2,220	2,336	2,186	9,009	-2%	-6%
Aluminium	(‘000 t	)	1,005	990	948	3,981	-6%	-4%
Bauxite	(‘000 t	)	8,584	9,119	6,965	34,987	-19%	-24%
Borates	(‘000 t	)	153	121	111	610	-27%	-8%
Coal — hard coking coal	(‘000 t	)	1,043	2,162	1,372	7,431	32%	-37%
Coal — other Australian	(‘000 t	)	5,449	5,737	5,315	22,094	-2%	-7%
Coal — US	(‘000 t	)	30,632	34,038	30,882	130,755	1%	-9%
Copper — mined	(‘000 t	)	180.5	149.1	196.0	698.5	9%	31%
Copper — refined	(‘000 t	)	78.3	91.6	104.3	321.6	33%	14%
Diamonds	(‘000 cts)		3,296	6,854	5,506	20,816	67%	-20%
Iron ore	(‘000 t	)	37,371	31,759	31,645	153,394	-15%	0%
Titanium dioxide feedstock	(‘000 t	)	356	369	324	1,524	-9%	-12%
Uranium	(‘000 lbs)		3,346	4,199	3,360	14,200	0%	-20%

Other metals & minerals
Gold — mined	(‘000 ozs)		93	123	201	460	117%	63%
Gold — refined	(‘000 ozs)		81	72	108	303	34%	50%
Molybdenum	(‘000 t	)	3.4	2.0	2.0	10.6	-42%	2%
Pig Iron	(‘000 t	)	11	32	0	87	-100%	-100%
Salt	(‘000 t	)	1,257	1,722	1,405	6,135	12%	-18%
Silver — mined	(‘000 ozs)		1,184	1,715	1,804	5,901	52%	5%
Silver — refined	(‘000 ozs)		929	677	1,085	3,252	17%	60%
Talc	(‘000 t	)	342	194	193	1,163	-44%	0%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

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Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

ALUMINA

Production (‘000 tonnes) Gardanne	100%	21	5	11	1	—	38
Gove	100%	554	589	567	615	609	2,325
Jonquiere	100%	327	327	357	358	327	1,370
Queensland Alumina	80%	756	773	754	790	769	3,074
Sao Luis (Alumar)	10%	38	39	35	39	38	150
Yarwun	100%	348	327	269	349	313	1,293
Speciality alumina plants	100%	176	206	193	184	130	759

Rio Tinto total alumina production		2,220	2,266	2,187	2,336	2,186	9,009

ALUMINIUM (a)

Refined production (‘000 tonnes) Australia — Bell Bay	100%	44	45	44	45	44	178
Australia — Boyne Island	59%	82	82	83	83	81	330
Australia — Tomago	52%	66	67	69	68	67	270
Cameroon — Alucam (Edea)	47%	9	10	12	11	8	43
Canada — seven wholly owned	100%	360	356	358	365	354	1,440
Canada — Alouette	40%	57	57	57	58	56	229
Canada — Becancour	25%	25	26	27	26	27	104
France — three wholly owned	100%	102	98	97	92	84	389
Iceland — ISAL (Reykjavik)	100%	46	46	47	48	46	187
New Zealand — Tiwai Point	79%	69	65	61	55	46	250
Norway — SORAL (Husnes)	50%	21	21	21	22	16	86
Oman — Sohar (b)	20%	—	—	2	8	16	10
UK — two wholly owned	100%	55	55	55	42	36	207
UK — Anglesey	51%	19	16	9	16	18	60
USA — Sebree	100%	49	49	50	50	48	197

Rio Tinto total aluminium production		1,005	994	992	990	948	3,981

Continues	Page 10 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

BAUXITE

Production (‘000 tonnes)
Awaso (c)	80%	164	128	168	177	174	637
Sangaredi	(d)	1,597	1,363	1,452	1,520	1,374	5,932
Gove	100%	1,327	1,529	1,734	1,655	1,551	6,245
Porto Trombetas	12%	491	518	565	594	451	2,168
Weipa (e)	100%	5,005	4,881	4,947	5,173	3,415	20,006

Rio Tinto total bauxite production		8,584	8,419	8,865	9,119	6,965	34,987

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	153	171	166	121	111	610

COAL — HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	663	1,429	1,361	1,506	872	4,960
Kestrel Coal	80%	380	609	825	656	501	2,471

Rio Tinto total hard coking coal production		1,043	2,038	2,187	2,162	1,372	7,431

COAL — OTHER (f)

Rio Tinto Coal Australia (‘000 tonnes)

Bengalla	30%	319	487	393	424	341	1,622
Blair Athol Coal	71%	1,808	1,719	1,799	1,936	1,818	7,262
Hunter Valley Operations	76%	2,139	2,201	1,722	2,077	2,047	8,139
Kestrel Coal	80%	110	197	226	209	285	744
Mount Thorley Operations	61%	432	284	730	340	345	1,786
Warkworth	42%	641	653	496	750	479	2,540

Total Australian other coal		5,449	5,542	5,367	5,737	5,315	22,094

Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	7,958	7,951	8,374	8,191	7,277	32,474
Colowyo (g)	100%	1,001	1,045	1,190	1,212	869	4,446
Cordero Rojo	100%	9,200	8,077	9,709	9,334	8,897	36,318
Decker	50%	740	765	785	680	575	2,970
Jacobs Ranch (h)	100%	7,904	9,255	10,772	10,275	9,349	38,206
Spring Creek	100%	3,829	3,855	4,311	4,347	3,915	16,341

Total US coal		30,632	30,947	35,139	34,038	30,882	130,755

Rio Tinto total other coal production		36,080	36,488	40,506	39,775	36,197	152,849

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	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COPPER

Mine production (‘000 tonnes) (i)
Bingham Canyon	100%	44.7	60.2	69.3	63.8	74.7	238.0
Escondida	30%	117.2	128.1	73.2	66.0	78.1	384.5
Grasberg — Joint Venture (j)	40%	1.8	1.8	1.8	1.8	24.7	7.1
Northparkes	80%	4.1	4.4	5.2	6.1	6.6	19.8
Palabora	58%	12.8	15.1	9.9	11.4	11.8	49.1

Rio Tinto total mine production		180.5	209.6	159.4	149.1	196.0	698.5

Refined production (‘000 tonnes)
Escondida	30%	15.7	21.0	18.6	21.9	23.5	77.3
Kennecott Utah Copper	100%	52.1	49.3	40.6	58.6	68.7	200.6
Palabora	58%	10.5	12.4	9.8	11.0	12.1	43.8

Rio Tinto total refined production		78.3	82.8	68.9	91.6	104.3	321.6

DIAMONDS

Production (‘000 carats)
Argyle	100%	2,172	2,992	4,659	5,253	4,404	15,076
Diavik	60%	1,071	1,513	1,393	1,558	1,071	5,535
Murowa	78%	52	52	58	43	31	205

Rio Tinto total diamond production		3,296	4,557	6,110	6,854	5,506	20,816

GOLD

Mine production (‘000 ounces) (i)
Barneys Canyon	100%	2	1	1	1	1	5
Bingham Canyon	100%	67	91	110	100	126	368
Escondida	30%	12	11	9	11	11	43
Grasberg — Joint Venture (j)	40%	—	—	—	—	51	—
Northparkes	80%	8	6	6	6	6	26
Rawhide (k)	100%	2	2	2	3	4	9
Others	—	2	2	2	2	3	8

Rio Tinto total mine production		93	114	130	123	201	460

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	81	73	77	72	108	303

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	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

IRON ORE & IRON

Production (‘000 tonnes) (i)
Corumbá (l)	100%	508	519	575	430	401	2,032
Hamersley — six wholly owned mines	100%	23,731	26,113	26,653	19,057	19,571	95,553
Hamersley — Channar	60%	1,484	1,686	1,880	1,179	1,437	6,229
Hamersley — Eastern Range	(m )	1,801	2,195	2,289	1,900	1,958	8,186
Hope Downs	50%	538	1,732	1,536	1,662	1,707	5,468
Iron Ore Company of Canada	59%	2,119	2,402	2,493	2,282	1,853	9,295
Robe River	53%	7,189	7,212	6,979	5,250	4,717	26,631

Rio Tinto total mine production		37,371	41,860	42,404	31,759	31,645	153,394

Pig iron production (‘000 tonnes)
HIsmelt®	60%	11	41	2	32	—	87

MOLYBDENUM

Mine production (‘000 tonnes)
Bingham Canyon	100%	3.4	2.2	2.9	2.0	2.0	10.6

SALT

Production (‘000 tonnes)
Dampier Salt	68%	1,257	1,276	1,879	1,722	1,405	6,135

SILVER

Mine production (‘000 ounces) (i)
Bingham Canyon	100%	616	855	1,011	933	1,106	3,414
Escondida	30%	494	507	406	442	403	1,850
Grasberg — Joint Venture (j)	40%	—	—	—	220	154	220
Others	—	74	115	109	120	141	417

Rio Tinto total mine production		1,184	1,476	1,526	1,715	1,804	5,901

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	929	903	743	677	1,085	3,252

TALC

Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	342	337	290	194	193	1,163

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	356	405	394	369	324	1,524

Continues	Page 13 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,011	1,643	1,905	2,492	1,883	8,052
Rössing	69%	1,335	1,505	1,601	1,707	1,477	6,149

Rio Tinto total uranium production		3,346	3,149	3,507	4,199	3,360	14,200

Production data notes
(a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(b)	Production at the Sohar smelter commenced in the third quarter of 2008.

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(d)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.

(e)	Includes beneficiated and calcined bauxite production.

(f)	Coal — other includes thermal coal and semi-soft coking coal.

(g)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production.

(h)	In March 2009, Rio Tinto announced the conditional sale of its 100% interest in the Jacobs Ranch mine

(i)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

(j)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown above.

(k)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100%. The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.

(l)	In January 2009, Rio Tinto announced the conditional sale of its 100% interest in the Corumbá mine.

(m)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
The Rio Tinto percentage interest shown above is at 31 March 2009.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in Tarong Coal, Greens Creek and Cortez/Pipeline were sold during 2008 and its interest in the Ningxia aluminium smelter was sold in early 2009. No data for these operations are included in the Share of Production table.

Continues	Page 14 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

ALUMINIUM

Rio Tinto Alcan

Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,327	1,529	1,734	1,655	1,551	6,245
Weipa mine — Queensland	100.0%	5,005	4,881	4,947	5,173	3,415	20,006
Brazil
Porto Trombetas (MRN) mine	12.0%	4,093	4,314	4,706	4,950	3,756	18,063
Ghana
Awaso mine (a)	80.0%	205	160	209	221	217	796
Guinea
Sangaredi mine (b)	23.0%	3,548	3,028	3,227	3,377	3,053	13,181

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		8,171	8,515	9,125	9,092	7,292	34,903

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory	100.0%	554	589	567	615	609	2,325
Queensland Alumina Refinery — Queensland	80.0%	945	967	943	987	961	3,842
Yarwun refinery — Queensland	100.0%	348	327	269	349	313	1,293
Brazil
Sao Luis (Alumar) refinery	10.0%	379	387	347	391	383	1,504
Canada
Jonquiere refinery — Quebec	100.0%	327	327	357	358	327	1,370
France
Gardanne refinery	100.0%	21	5	11	1	0	38
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 15 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

ALUMINIUM (continued)

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec	100.0%	4	4	4	4	4	17
Jonquiere plant — Quebec	100.0%	31	32	30	28	26	122
France
Beyrede	100.0%	7	7	7	5	3	26
Gardanne plant	100.0%	116	149	137	132	88	534
La Bathie plant	100.0%	9	8	8	7	4	32
Germany
Teutschenthal plant	100.0%	8	5	7	7	4	27

(a)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

ALUMINIUM (continued)

Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	45	44	45	44	178
Boyne Island smelter — Queensland	59.4%	138	138	140	140	136	556
Tomago smelter — New South Wales	51.6%	127	131	133	132	130	523
Cameroon
Alucam (Edea) smelter	46.7%	20	21	25	25	17	91
Canada
Alma smelter — Quebec	100.0%	107	104	104	109	108	424
Alouette (Sept-Iles) smelter — Quebec	40.0%	142	142	143	145	140	572
Arvida smelter — Quebec	100.0%	42	43	43	44	41	172
Beauharnois, smelter — Quebec	100.0%	13	12	12	13	9	50
Becancour smelter — Quebec	25.1%	100	103	106	105	107	415
Grande-Baie smelter — Quebec	100.0%	52	53	53	54	53	212
Kitimat smelter — British Colombia	100.0%	63	61	61	62	60	247
Laterriere smelter — Quebec	100.0%	58	58	59	59	58	234
Shawinigan smelter — Quebec	100.0%	25	25	25	26	25	100
China
Ningxia (Qingtongxia) smelter (a)	50.0%	41	40	41	41	10	163
France
Dunkerque smelter	100.0%	62	65	64	63	57	254
Lannemezan smelter	100.0%	5	—	—	—	—	5
St-Jean-de Maurienne smelter	100.0%	34	33	33	29	28	130
Iceland
ISAL (Reykjavik) smelter	100.0%	46	46	47	48	46	187
New Zealand
Tiwai Point smelter	79.4%	87	82	77	69	58	316
Norway
SORAL (Husnes) smelter	50.0%	43	42	43	43	32	171
Oman
Sohar smelter (b)	20.0%	—	—	8	41	79	49
United Kingdom
Anglesey Aluminium smelter	51.0%	37	32	18	32	35	118
Lochaber smelter	100.0%	11	11	11	10	9	43
Lynemouth smelter	100.0%	44	44	44	31	26	165

Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

ALUMINIUM (continued)

USA
Sebree smelter — Kentucky	100.0%	49	49	50	50	48	197

Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (c)		1,273	1,320	1,253	1,288	1,179	5,134

(a)	Rio Tinto sold its 50 per cent interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(b)	Production at the Sohar smelter commenced in the third quarter of 2008.

(c)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		153	171	166	121	111	610

(a)	Production is expressed as B2O3 content.

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,053	1,607	1,296	1,402	1,126	5,357
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,538	2,413	2,525	2,718	2,552	10,194
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		808	1,743	1,660	1,837	1,063	6,049
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,143	1,830	1,645	2,268	2,212	7,886
Semi-soft coking coal production (‘000 tonnes)		683	1,078	629	476	492	2,865
Kestrel Coal mine (a)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		138	247	283	262	356	929
Hard coking coal production (‘000 tonnes)		475	762	1,032	820	626	3,089

Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COAL (continued)

Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		382	428	919	53	513	1,780
Semi-soft coking coal production (‘000 tonnes)		332	41	287	508	57	1,168
Tarong Coal mine (b)	0.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		262	—	—	—	—	262
Warkworth mine	42.1%
New South Wales, Australia		1,522	1,507	965	1,658	1,064	5,652
Thermal coal production (‘000 tonnes)		1	46	215	125	75	386
Semi-soft coking coal production (‘000 tonnes)

Total hard coking coal production (‘000 tonnes)		1,284	2,504	2,692	2,657	1,689	9,137

Total hard coking coal sales (‘000 tonnes) (a)		1,245	2,133	2,618	3,006	1,557	9,002

Total other coal production (‘000 tonnes) (c)		9,052	9,196	8,765	9,468	8,447	36,481

Total other coal sales (‘000 tonnes) (d) (e)		9,459	8,888	9,173	9,347	7,759	36,867

Total coal production (‘000 tonnes)		10,336	11,700	11,457	12,125	10,136	45,618

Total coal sales (‘000 tonnes)		10,703	11,021	11,792	12,353	9,316	45,870

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,015	1,740	2,129	2,440	1,257	7,323

Share of other coal sales (‘000 tonnes) (d) (e)		5,994	5,459	5,630	5,598	5,216	22,680

(a)	Some Kestrel thermal coal is blended with and sold as coking coal.

(b)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(e)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COAL (continued)

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,958	7,951	8,374	8,191	7,277	32,474
Colowyo mine (a)	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		1,001	1,045	1,190	1,212	869	4,446
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,200	8,077	9,709	9,334	8,897	36,318
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,480	1,530	1,570	1,360	1,149	5,939
Jacobs Ranch mine (b)	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,904	9,255	10,772	10,275	9,349	38,206
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,829	3,855	4,311	4,347	3,915	16,341

Total coal production (‘000 tonnes)		31,372	31,711	35,924	34,718	31,456	133,725

Total coal sales (‘000 tonnes)		31,393	31,301	35,904	34,748	31,287	133,346

(a)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production.

(b)	In March 2009, Rio Tinto announced the conditional sale of its 100% interest in the Jacobs Ranch mine
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		22,029	24,491	20,416	22,516	21,381	89,451
Average copper grade (%)		1.56	1.55	1.32	1.04	0.92	1.37
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		284.7	312.7	208.6	186.3	156.4	992.4
Contained gold (‘000 ounces)		39	38	31	36	35	144
Contained silver (‘000 ounces)		1,647	1,691	1,355	1,474	1,345	6,167
Contained copper in leachate/mined material		106	114	35	34	104	289
(‘000 tonnes)
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		52	70	62	73	78	258

Freeport-McMoRan Copper & Gold	0.0%	(40.0% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		16,363	16,683	17,755	19,794	21,495	70,595
Average mill head grades:
Copper (%)		0.70	0.75	0.82	1.01	1.03	0.83
Gold (g/t)		0.61	0.54	0.61	0.85	1.04	0.66
Silver (g/t)		3.28	3.24	3.14	3.17	3.28	3.21
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		100.8	111.1	128.9	180.6	201.1	521.3
Gold in concentrates (‘000 ounces)		253	228	272	445	577	1,199
Silver in concentrates (‘000 ounces)		979	1,024	1,102	1,602	1,322	4,707
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		101.1	110.3	128.2	172.2	188.3	511.8
Gold in concentrates (‘000 ounces)		253	235	271	425	539	1,185
Silver in concentrates (‘000 ounces)		784	819	873	1,218	987	3,694

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2009 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 1Q 2009 until the release of its 2009 first-quarter results on 22 April 2009.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		491	—	—	—	—	491
Leached (‘000 tonnes)		1,839	—	—	—	—	1,839
Average ore grade: gold
Milled (g/t)		3.40	—	—	—	—	3.40
Leached (g/t)		0.50	—	—	—	—	0.50
Gold produced (‘000 ounces)		72	—	—	—	—	72
Greens Creek mine (a)	0.0%
Alaska, US
Ore treated (‘000 tonnes)		153	18	—	—	—	171
Average ore grades:
Gold (g/t)		5.20	4.38	—	—	—	5.11
Silver (g/t)		465	374	—	—	—	456
Zinc (%)		10.3	10.2	—	—	—	10.3
Lead (%)		3.7	3.7	—	—	—	3.7
Metals produced in concentrates:
Gold (‘000 ounces)		16	1	—	—	—	18
Silver (‘000 ounces)		1,668	147	—	—	—	1,815
Zinc (‘000 tonnes)		12.3	1.6	—	—	—	13.9
Lead (‘000 tonnes)		4.0	0.6	—	—	—	4.6
Rawhide mine (b) (c)	100.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		3	4	5	5	4	18
Silver (‘000 ounces)		26	36	40	48	35	150

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(c)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100% The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		2	1	1	1	1	5
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		10,867	12,918	13,228	12,121	12,281	49,134
Average ore grade:
Copper (%)		0.49	0.57	0.62	0.65	0.69	0.58
Gold (g/t)		0.30	0.34	0.37	0.39	0.44	0.35
Silver (g/t)		2.43	2.94	3.14	3.32	3.37	2.97
Molybdenum (%)		0.050	0.045	0.043	0.028	0.031	0.041
Copper concentrates produced (‘000 tonnes)		193	225	262	250	256	931
Average concentrate grade (% Cu)		23.0	26.6	26.4	25.4	29.0	25.5
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		44.7	60.2	69.3	63.8	74.7	238.0
Gold (‘000 ounces)		67	91	110	100	126	368
Silver (‘000 ounces)		616	855	1,011	933	1,106	3,414
Molybdenum concentrates produced		6.2	4.0	5.4	3.7	3.8	19.4
(‘000 tonnes):
Molybdenum in concentrates (‘000 tonnes)		3.4	2.2	2.9	2.0	2.0	10.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		237	208	216	280	288	941
Copper anodes produced (‘000 tonnes) (c)		49.7	47.9	39.9	67.6	73.0	205.1
Production of refined metal:
Copper (‘000 tonnes)		52.1	49.3	40.6	58.6	68.7	200.6
Gold (‘000 ounces) (d)		81	73	77	72	108	303
Silver (‘000 ounces) (d)		929	903	743	677	1,085	3,252

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,234	1,330	1,343	1,337	1,367	5,244
Average ore grades:
Copper (%)		0.49	0.49	0.55	0.63	0.68	0.54
Gold (g/t)		0.35	0.25	0.23	0.23	0.23	0.26
Copper concentrates produced (‘000 tonnes)		16.1	18.4	19.9	22.0	23.5	76.4
Contained copper in concentrates:
Saleable production (‘000 tonnes)		5.1	5.5	6.6	7.6	8.3	24.8
Sales (‘000 tonnes) (a)		2.7	3.3	7.2	6.9	2.9	20.1
Contained gold in concentrates:
Saleable production (‘000 ounces)		10.0	7.7	7.4	7.2	7.1	32.3
Sales (‘000 ounces) (a)		6.0	8.5	9.8	8.2	2.5	32.6

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,181	3,027	3,096	3,150	2,789	12,454
Average ore grade: copper (%)		0.71	0.71	0.66	0.67	0.68	0.69
Copper concentrates produced (‘000 tonnes)		73.9	89.4	56.5	66.7	67.1	286.5
Average concentrate grade: copper (%)		29.9	29.2	30.3	29.6	30.5	29.7
Copper in concentrates (‘000 tonnes)		22.1	26.1	17.1	19.7	20.5	85.1
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		66.4	72.3	52.5	70.0	72.8	261.3
New copper anodes produced (‘000 tonnes)		18.1	22.3	14.9	20.7	20.2	75.9
Refined new copper produced (‘000 tonnes)		18.3	21.6	17.0	19.1	21.0	75.9
By-products:
Magnetite concentrate (‘000 tonnes)		446	475	562	469	772	1,951
Nickel contained in products (tonnes) (a)		42	26	13	19	21	100
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	50	50	49	52	199

(a)	Nickel production is now reported as contained nickel in product.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,549	1,794	1,660	1,806	881	6,809
AK1 diamonds produced (‘000 carats)		2,172	2,992	4,659	5,253	4,404	15,076
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		437	716	691	570	427	2,414
Diamonds recovered (‘000 carats)		1,785	2,522	2,321	2,597	1,785	9,225
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		88	92	103	100	84	383
Diamonds recovered (‘000 carats)		67	67	75	55	40	264

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom		23,731	26,113	26,653	19,057	19,571	95,553
Price, Marandoo, Yandicoogina,	100.0%
Brockman and Nammuldi
Hamersley — Channar	60.0%	2,474	2,810	3,133	1,965	2,395	10,382
Hamersley — Eastern Range	(a )	1,801	2,195	2,289	1,900	1,958	8,186
Hope Downs	50.0%	1,076	3,465	3,072	3,323	3,414	10,936
Robe River — Pannawonica	53.0%	6,811	6,680	7,102	4,456	3,572	25,049
Robe River — West Angelas	53.0%	6,753	6,928	6,067	5,449	5,329	25,198

Total production (‘000 tonnes)		42,646	48,191	48,316	36,150	36,240	175,304

Total sales (‘000 tonnes) (b)		43,083	46,033	48,715	33,641	39,343	171,472

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Sales represent iron ore exported from Western Australian ports.
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

IRON ORE & IRON (continued)

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		360	939	1,017	877	1,459	3,193
Pellets (‘000 tonnes)		3,249	3,151	3,228	3,009	1,697	12,637
Sales:
Concentrate (‘000 tonnes)		262	563	1,147	787	919	2,759
Pellets (‘000 tonnes)		2,547	4,018	3,294	2,443	1,210	12,302
Rio Tinto Brasil
Corumbá mine (a)	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (b)		508	519	575	430	401	2,032
Sales (‘000 tonnes)		369	462	699	278	138	1,809

(a) In January 2009, Rio Tinto announced the conditional sale of its 100% interest in the Corumbá mine.

(b) Production includes by-product fines.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		18	69	4	54	0	144

(a) In March 2009, Rio Tinto announced that Hismelt would be placed on a 12 month care and maintenance programme.
SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		1,840	1,867	2,748	2,519	2,056	8,974

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		342	337	290	194	193	1,163
Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2008	2008	2008	2008	2009	2008

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production		356	405	394	369	324	1,524
(‘000 tonnes)

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,940	2,403	2,786	3,644	2,754	11,773
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		1,947	2,195	2,335	2,489	2,154	8,966

Rio Tinto percentage interest shown above is at 31 March 2009. The data represent full production and sales on a 100% basis unless otherwise stated.